   As filed with the Securities and Exchange Commission on May 11, 2010

Registration No. 333-________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_______________

MAGNUM HUNTER RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	86-0879278
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

777 Post Oak Boulevard, Suite 910
Houston, Texas 77056
(832) 369-6986
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary C. Evans
777 Post Oak Boulevard, Suite 910
Houston, Texas 77056
(832) 369-6986
(Address, including zip code, and telephone number, including area code, of registrant's agent for service of process)
_______________
Copy to:
Kathryn Smyser
Bond & Smyser  L.L.P.
5505 Jackson St.
Houston, Texas, 77004
713-524-4200
_______________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	5,499,032 shares	$4.37	$24,030,770	$1,713.39

(1)
Consists of common stock issuable upon exercise of warrants held by the selling stockholders.  The securities may be offered from time to time in unspecified numbers and at indeterminate prices.  Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers such number of additional shares of common stock that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act.  The estimated price per share and the aggregate offering price are based upon the average of the high and low sales prices of the Company’s common stock as reported on the NYSE Amex on May 7, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED May __, 2010

PROSPECTUS

Up to 5,499,032 Shares

MAGNUM HUNTER RESOURCES CORPORATION

Common Stock

This prospectus relates to the offer and sale from time to time of up to 5,499,032 shares of our common stock by the selling stockholders identified in this prospectus.  The shares of common stock registered for resale under this registration statement include:

•	up to 5,041,050 shares of common stock originally issuable upon exercise of certain warrants at an exercise price of $2.00 share (the “$2.00 Warrants”); and

•	up to 457,982 shares of common stock originally issuable upon exercise of certain warrants at an exercise price of $2.50 per share (the “$2.50 Warrants”).

 The $2.00 Warrants and the $2.50 Warrants are hereinafter sometimes referred to as the “Warrants.”  The Company granted the $2.00 Warrants in the second half of 2005, in connection with a private placement transaction and as consideration for an asset purchase. The $2.00 Warrants expire in November 2010.    The Company granted the $2.50 Warrants in a registered offering pursuant to a Prospectus Supplement dated November 6, 2009 and filed under the Company’s existing shelf registration statement, File No. 333-161937.  The $2.50 Warrants have a three year term and can be exercised at any time following June 12, 2010.

The Warrants are held by the selling stockholders identified herein and while the Company will not receive any of the proceeds from the sale of the shares of common stock underlying any of the Warrants, we will receive the exercise proceeds of $2.00 and $2.50 per Warrant exercised and we will incur expenses in connection with this registration. The shares are being registered to permit their sale from time to time, in amounts, at prices and on terms determined at the time of the sale.  The shares may be sold through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 28.

Our common stock is listed on the NYSE Amex under the symbol “MHR.”  The last reported sales price of our common stock on May 7, 2010, as reported by the NYSE Amex, was $4.49 per share.

________________________

Investing in our securities involves risks.  Risks associated with an investment in our securities are described in this prospectus and certain of our filings with the Securities and Exchange Commission, as described in “Risk Factors” on page 5.

________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

________________________

The date of this prospectus is May [_], 2010

TABLE OF CONTENTS

About this Prospectus	1
About Magnum Hunter Resources Corporation	1
Risk Factors	5
Use of Proceeds	27
Forward-Looking Statements	27
Plan of Distribution	28
Selling Stockholders	30
Legal Matters	33
Where You Can Find More Information	34
Incorporation by Reference	34
EX-5.1
EX-23.1
EX-23.2
EX-24.1

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus.  The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) utilizing a “shelf-registration process.”  Under this shelf-registration process, the selling stockholders may sell the common stock described in this prospectus issuable upon exercise of the Warrants in one or more offerings.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus.  You must not rely upon any information or representation not contained or incorporated by reference in this prospectus.  This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which this prospectus relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of this document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date.

We are not making any representation to you regarding the legality of an investment in the common stock by you under applicable law.  You should consult with your own legal advisors as to the legal, tax, business, financial and related aspects of a purchase of the common stock.

Information contained on or accessible through our website does not constitute part of this prospectus.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Magnum Hunter,” “Company,” “we,” “us,” and “our” or similar references refer to Magnum Hunter Resources Corporation and its subsidiaries.

ABOUT MAGNUM HUNTER RESOURCES CORPORATION

We are an independent oil and gas company engaged in the acquisition, development and production of oil and natural gas, primarily in West Virginia, North Dakota, Texas and Louisiana.  The Company is presently active in three of the most prolific shale resource plays in the United States, including the Marcellus Shale, Eagle Ford Shale and Williston Basin / Bakken Shale.  The Company is a Delaware corporation and was incorporated in 1997.  In 2005, the Company began oil and gas operations under the name Petro Resources Corporation.  In May of 2009, the Company restructured its management team and refocused its business strategy, and in July of 2009, changed its name to Magnum Hunter Resources Corporation (“MHR”).  The restructured management team includes Gary C. Evans, former Founder, Chairman and Chief Executive Officer of Magnum Hunter Resources, Inc.,1  as Chairman and Chief Executive Officer, Ronald D. Ormand as Executive Vice President and Chief Financial Officer, H.C. “Kip” Ferguson as Executive Vice President of Exploration and M. Bradley Davis as Senior Vice President of Capital Markets.  Our management has implemented a new business strategy consisting of exploiting our inventory of lower-risk drilling locations and the acquisition of long-lived proved reserves with significant exploitation and development opportunities.  As a result of this new strategy, the Company has substantially increased its assets and production through three acquisitions and ongoing development efforts, the percentage of operated properties has increased significantly, its inventory of acreage and drilling locations in resource plays have grown and its management team has been expanded.

1 Magnum Hunter Resources, Inc. was a NYSE-listed oil and gas exploration and production company, unrelated to the Company, that was acquired by Cimarex Energy Corporation in June 2005.

At December 31, 2009, our estimated proved reserves of 6.2 MMboe were approximately 75% oil, had a standardized measure of $47.4 million and an SEC PV-10 value of $65.6 million.  This represents a 97% increase in proved reserves from the level at year ended 2008.  Our average daily production volumes for 2009 were 703 Boepd, which represents a 22% increase from those levels experienced in 2008.  Our average daily production volumes were approximately 900 Boe per day at December 31, 2009.

Our executive offices are located at 777 Post Oak Blvd., Suite 910, Houston, Texas 77056, and our telephone number is (832) 369-6986.  Our web site is www.MagnumHunterResources.com.  Additional information which may be obtained through our web site does not constitute part of this prospectus.  Copies of the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K are located at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549.  Information on the operation of the SEC’s Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

Recent Developments

Acquisitions

On February 12, 2010, the Company closed the acquisition of substantially all of the assets of privately-held Triad Energy Corporation and certain of its affiliates (collectively, “Triad”), a 23-year old Appalachian Basin focused oil and gas production company.  The Company acquired the assets of Triad in connection with Triad’s reorganization under Chapter 11 of the United States Bankruptcy Code.  Triad’s operations are located in the states of Ohio, West Virginia and Kentucky, in the Appalachian Basin.  The assets acquired from Triad include (i) conventional, mature oil fields currently under primary and secondary development with approximately 5.1 MMboe of proved reserves (65% oil); and over 2,000 producing wells (99% of which are operated by Triad) with a production exit rate on December 31, 2009 of approximately 830 Boepd; (ii) over 87,000 net acres including approximately 46,000 net acres in the prolific Marcellus Shale; (iii) 182 miles of gas pipeline and rights-of-way that will allow for the construction of new larger diameter pipeline that will provide Magnum Hunter with significant take-away capacity for our Marcellus Shale gas as well as revenue from transporting third-party gas; (iv) service equipment including three drilling rigs; and (v) commercial salt water disposal facilities.  These assets are now held by our wholly-owned subsidiaries Triad Hunter, LLC, Alpha Hunter Drilling, LLC, Eureka Hunter Pipeline, LLC, Hunter Disposal, LLC and Hunter Real Estate, LLC.

Consideration for the assets acquired from Triad totaled $81.6 million consisting of:

•	$55 million for the repayment of Triad’s senior debt, which $55 million was borrowed by the Company pursuant to the terms of the new Restated Credit Agreement discussed below;

•	$15 million of our Series B Redeemable Convertible Preferred Stock, issued to certain banks that were secured creditors of Triad;

•	$8 million in cash; and

•	Assumption of approximately $3 million of equipment indebtedness.

The Fair Value of the consideration was approximately $81.6 million in face value.

Based upon analysis by the Company’s internal engineers, as a result of the Triad acquisition, on a SEC basis, the Company had pro forma reserves of 11.3 MMboe with PV-10 of $122 million (70% oil) at December 31, 2009.  On a NYMEX strip basis, such pro forma reserves were 12.3 MMboe with a PV-10 of $237.5 million.

 On September 30, 2009, we acquired Sharon Resources, Inc., a wholly-owned subsidiary of Calgary -based Sharon Energy Ltd., bringing an inventory of drilling locations predominantly focused in the Eagle Ford Shale located in South Texas.  Additionally, the Sharon acquisition enhanced the Company’s technical expertise with the addition of experienced geologists and land professionals.

On September 14, 2009, we entered into a Purchase and Sale Agreement with Centurion Exploration Company, LLC (“Centurion”) to acquire for $1.7 million all of Centurion’s ownership interest in the East Chalkley Unit in Cameron Parish, Louisiana.  The acquired Centurion interest consisted of Centurion’s working interest in four leases and three wells in which Centurion’s working interest was 100%, 37.5% and 37.5%, respectively.  This property acquisition was completed on October 15, 2009.

Bank of Montreal Credit Facilities.  On November 23, 2009, we entered into a $150 million Credit Agreement (the “Credit Agreement”) with Bank of Montreal.  The Credit Agreement provided for an asset-based, three-year senior secured revolving credit facility (the “Revolving Facility”), with an initial borrowing base availability of $25 million.  On February 12, 2010 we amended and restated the Credit Agreement (the “Restated Credit Agreement”) with Bank of Montreal and Capital One, NA, providing for a borrowing base of $70 million.

Equity Offerings

Common Stock.

 Pursuant to our shelf registration statement which became effective on October 15, 2009, and a related sales agreement prospectus dated October 15, 2009, we have been engaged in the issuance and sale of up to 12,000,000 shares of our common stock from time to time through Wm. Smith & Co., as our exclusive sales manager pursuant to an “At The Market” sales agreement between the Company and Wm. Smith & Co. Sales of shares of our common stock, if any, by Wm. Smith & Co. will be made in privately negotiated transactions or in any method permitted by law deemed to be an “At The Market” offering as defined under Rule 415 promulgated under the Securities Act of 1933, as amended, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the NYSE/Amex or sales made through a market maker other than on an exchange.  Wm. Smith & Co. will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices on mutually agreed upon terms between Wm. Smith & Co. and our Chief Executive Officer.  The compensation to Wm. Smith & Co. for sales of common stock will be 3% of the first $25 million of gross proceeds from the sale of shares and 2% of the gross proceeds in excess of $25 million.  To date, the Company has used these net proceeds for general corporate purposes, including working capital, acquisitions, including the Triad acquisition, and repayment of indebtedness. We intend to use future net proceeds of such sales as described in the prospectus supplement relating to the offering to the extent permitted under our Revolving Facility discussed below.

In addition to these “At The Market” issuances and sales of our common stock, during the fourth quarter of 2009, we closed three offerings of our common stock and warrants exercisable for shares of common stock, including the $2.50 Warrants, under our effective shelf registration statement, totaling approximately $14 million in net proceeds.

On November 5, 2009, we issued and sold, for net proceeds of approximately $3.6 million, an aggregate of 2,289,910 units consisting of one share of common stock and one fifth of a warrant to purchase one share of common stock.  The $2.50 Warrants were issued in connection with this offering. The purchase price per unit to non-affiliate investors was 90% of the volume weighted average price of our common stock on the NYSE Amex for the five consecutive trading days ending on November 4, 2009 ($1.64) and for affiliates was the closing price for our common stock on November 4, 2009 ($1.73).  We used the proceeds from such offering to repay the outstanding borrowings under our prior loan facility with CIT Capital USA, Inc. (“CIT Facility”) and for general corporate purposes.   A total of eight insiders from the Company acquired securities in this offering, including our Chairman and Chief Executive Officer, our Chief Financial Officer and five other board members.

On November 16, 2009, we closed two offerings that were priced on November 10, 2009 and November 11, 2009, respectively, pursuant to which we issued and sold, for net proceeds aggregating approximately $10.4 million, a total of 6,403,720 units consisting of one share of common stock and one fifth of a warrant to purchase one share of common stock.  The purchase price per unit was $1.73.  We used the net proceeds from these two offerings to repay a portion of the outstanding borrowings under the CIT Facility.

Preferred Stock

On December 14, 2009, we issued and sold, pursuant to an underwritten public offering, for gross proceeds of approximately $5,373,750, an aggregate of 214,950 shares of our 10.25% Series C Cumulative Preferred Stock, (“Series C Preferred Stock”) at a price of $25.00 per share. The net proceeds to us, after underwriting discounts and commissions and expenses of the offering, were approximately $4.96 million. We used the proceeds from such offering to reduce existing indebtedness under the Credit Agreement, to fund our drilling program, to fund the Triad acquisition and for general corporate purposes.

On January 6, 2010, we filed a prospectus supplement under our existing shelf registration statement relating to the issuance and sale of an additional $9,626,250 of our Series C Preferred Stock from time to time through Wm. Smith & Co., as our exclusive sales manager.   Sales of shares of our Series C Preferred Stock by Wm. Smith & Co. will be made in privately negotiated transactions or in any method permitted by law deemed to be an “At The Market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the NYSE Amex or sales made through a market maker other than on an exchange.  Wm. Smith & Co. will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices on mutually agreed upon terms between Wm. Smith & Co. and us.  Under the terms of the sales agreement, Wm. Smith & Co. will be compensated as follows: (i) in an amount up to 2% of the gross proceeds from the sales of shares of Series C Preferred Stock if the sales price is less than $25.00 per share, and (ii) in an amount up to 3% of the gross proceeds from the sales of shares of Series C Preferred Stock if the sales price is equal to or greater than $25.00 per share. Our Series C Preferred Stock is listed on the NYSE Amex under the symbol “MHR.PR.C.” On May 7, 2010, the last reported sales price for our Series C Preferred Stock on the NYSE Amex was $25.00 per share. To date, we have used net proceeds received from this offering to reduce indebtedness, to fund the Triad acquisition, to fund our drilling programs, and for general corporate purposes. We expect to use the remaining proceeds and any additional proceeds from these sales for the repayment of indebtedness under the Restated Credit Agreement, and, to the extent permitted thereunder, for general corporate purposes.

In connection with the Triad Acquisition and pursuant to the Bankruptcy Order on February 12, 2010, we issued in the aggregate 4,000,000 shares of our Series B Preferred Stock, with an aggregate liquidation preference of $15 million to Allied Irish Banks, P.L.C., Capital One, N.A., and Citibank N.A. as partial consideration for the Triad Acquisition.  These holders of Series B Preferred were previously secured creditors of Triad in its Chapter 11 bankruptcy proceeding and the Series B Preferred was issued to them in partial satisfaction of their secured claims against Triad.   The Series B Preferred Stock is senior to the Company’s common stock and to the Company’s Series C Preferred Stock. Pursuant to the Certificate of Designation for the Series B Preferred Stock (the “Certificate of Designation”), the Series B Preferred Stock is entitled to dividends at a rate of 2.75% per annum payable quarterly (i) in shares of Series B Preferred Stock or (ii) subject to the receipt of any required consent under the Company’s senior credit facility, in cash. In addition, the Series B Preferred Stock has a liquidation preference equal to the greater of (i) $3.75 per share, plus accrued and unpaid dividends, or (ii) the amount payable per share of common stock which the holder of Series B Preferred Stock would have received if such Series B Preferred Shares had been converted to common shares immediately prior to the liquidation event, plus accrued and unpaid dividends.  At any time prior to the twentieth anniversary of the original issuance of Series B Preferred Stock, the holders of shares of Series B Preferred Stock may convert any or all of their Series B Preferred Stock into shares of the Company’s common stock at a conversion ratio of one share of Series B Preferred Stock to one share of common stock, subject to certain adjustments. At any time following the second anniversary of the original issuance of Series B Preferred and prior to the twentieth anniversary of such original issuance, the holders of shares of Series B Preferred Stock may tender their shares for redemption to the Company for a redemption price of $3.75 per Series B share, as adjusted. In addition, the Company may redeem the Series B Preferred Stock at a price of $3.75 per share, plus accrued and unpaid dividends, (a) at any time following February 12, 2012, or (b) if the average trading price of the Common Stock equals or exceeds $4.74 per common share, as adjusted, for five consecutive trading days.  This description of the Series B Preferred Stock is qualified in its entirety by reference to the full text of the Certificate of Designation filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 16, 2010, as amended.

BMOCM Credit Facility

On February 12, 2010 we entered into an Amended and Restated Credit Agreement (the “Restated Credit Agreement”) with Bank of Montreal, as Administrative Agent, Capital One, N.A., as Syndication Agent, BMO Capital Markets and Capital One, N.A., as Co Arrangers and Joint Bookrunners, and possibly other lender parties. This Restated Credit Agreement amended and restated in its entirety the BMOCM Credit Facility dated November 23, 2009, as amended, between the Company, Bank of Montreal, as administrative agent, and certain other lender parties. The Restated Credit Agreement provides for an asset-based, senior secured revolving credit facility (the “Revolving Facility”) maturing November 23, 2010, with an initial borrowing base of $70 million. The Revolving Facility is governed by a semi-annual borrowing base redetermination (on or around April 1 and November 1 of each year)  derived from the Company’s proved crude oil and natural gas reserves, and based on such redetermination, the borrowing base may be decreased or increased up to a maximum commitment level of $150 million. The initial $70 million borrowing base consists of a $60 million “A” tranche and a $10 million “B” tranche. Borrowings under the $10 million tranche must be reduced to an amount less than or equal to $9 million, $7 million, and $4 million on the three, six and nine month anniversaries, respectively, of the execution of the Restated Credit Agreement. Such $10 million tranche will terminate entirely on the first anniversary of the Restated Credit Agreement. Subject to certain exceptions, any equity raised by the Company through a fully marketed offering must be used to repay this $10 million tranche. As of May 7, 2010, we have reduced our borrowings under the “B” Tranche to $9 million. The Restated Credit Agreement has a commitment fee which ranges between 0.50% and 0.75%, based upon the unused portion of the borrowing base. Borrowings under the Revolving Facility will, at the Company’s election bear interest at either (i) an alternate base rate (“ABR”)equal to the higher of (A) Bank of Montreal’s base rate, (B) the Federal Funds Effective Rate, plus 0.5% per annum and the (C) the LIBO Rate for a one month interest period on such day, plus 1.0% or (ii) the adjusted LIBO rate, which is the rate stated on Reuters BBA Libor Rates C2BORO1 market for one, two, three, six or twelve months, as adjusted for statutory reserve requirements for Eurocurrency liabilities, plus, in each of the cases described in (i) or (ii) above, an applicable margin ranging from 3.50% to 6.50% for ABR loans and from 4.50% to 7.50% for adjusted LIBO Rate loans until the earlier of the repayment of the $10 million tranche or the first anniversary and thereafter an applicable margin ranging from 1.50% to 2.50% for ABR loans and from 2.50% to 3.50% for adjusted LIBO Rate loans. In the event a default occurs and is continuing under the Restated Credit Agreement, the lenders may increase the interest rate then in effect by an additional 2% per annum plus the rate then applicable to ABR loans. Subject to certain permitted liens, the Company’s obligations under the Restated Credit Agreement are secured by a grant of a first priority lien on no less than 80% of the value of the proved oil and gas properties of the Company and its subsidiaries, including 90% of the total value of the oil and gas properties of the Company and its subsidiaries that are categorized as “Proved Reserves” that are both “Developed” and “Producing” as such terms  are defined in the Definitions for Oil and Gas Reserves as promulgated by the Society of Petroleum Engineers. This description of the Restated Credit Agreement is qualified in its entirety by reference to the agreement which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 19, 2010. The Company used the initial advance under the Revolving Facility to finance the Triad acquisition.

RISK FACTORS

An investment in our securities involves many risks.  You should carefully consider the following risks and all of the other information contained in this prospectus before making an investment decision.  Additional risks related to us and our securities may be included in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.”  In evaluating our company, the factors described below should be considered carefully.  The occurrence of one or more of these events could significantly and adversely affect our business, prospects, financial condition, results of operations and cash flows.

Risks Related to Our Common Stock,

Since being listed on the NYSE Amex (formerly, the American Stock Exchange) in August of 2006, the price of our common stock has fluctuated substantially and may fluctuate substantially in the future.

Since being listed on the NYSE Amex (formerly, the American Stock Exchange), the price of our common stock has fluctuated substantially.  From August 30, 2006 to May 7, 2010, the trading price at the close of the market of our common stock ranged from a low of $0.20 per share to a high of $5.22 per share.  We expect our common stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond our control.  These factors include:

•	changes in oil and natural gas prices;
•	variations in quarterly drilling, recompletions, acquisitions, and operating results;
•	changes in financial estimates by securities analysts;

•	changes in market valuations of comparable companies;
•	additions or departures of key personnel;
•	the level of our overall indebtedness;
•	future issuances of our stock; and
•	the other risks and uncertainties described in this “Risk Factors” section and elsewhere in this report.

We may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price could decline as a result.  Volatility or depressed market prices of our common stock could make it difficult for you to resell shares of our common stock when you want or at attractive prices.

The market for our common stock is limited and may not provide investors with either liquidity or a market based valuation of our common stock.

Our common stock is traded on the NYSE Amex (formerly known as the American Stock Exchange) stock exchange market under the symbol “MHR.” On May 7, 2010, the last reported sale price of our common stock on the NYSE Amex was $4.49 per share.  The present volume of trading in our common stock may not provide investors sufficient liquidity in the event they wish to sell their shares of common stock.  There can be no assurance that an active market for our common stock will be available for trading in large volumes.  In addition, the stock market in general, and early stage public companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  If we are unable to further develop an active market for our common stock, you may not be able to sell our common stock at prices you consider to be fair or at times that are convenient for you, or at all.

We will likely issue additional common stock in the future, which would dilute our existing stockholders.

In the future we may issue up to our previously authorized and unissued securities, including shares of our common stock or securities convertible into or exchangeable for our common stock, resulting in the dilution of the ownership interests of our stockholders. We intend to redeem certain outstanding warrants, which if exercised, will result in a dilutive event. We are authorized under our amended and restated certificate of incorporation to issue 100,000,000 shares of common stock and 10,000,000 shares of preferred stock with such designations, preferences, and rights as may be determined by our board of directors.  As of May 7, 2010, there were 60,362,679 shares of our common stock issued and outstanding, there were no shares of our Series A Preferred Stock issued and outstanding, there were 4,000,000 shares of our Series B Preferred Stock issued and outstanding and 492,447 shares of our Series C Preferred non-convertible Stock issued and outstanding.

We have an effective shelf registration statement from which additional shares of our common stock and other securities can be issued in the future.  We may also issue additional shares of our common stock or securities convertible into or exchangeable for our common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes or for other business purposes.  Future issuances of our common stock, or the perception that such issuances could occur, could have a material adverse effect on the price of our common stock at any given time.

Additionally, we are engaged in the issuance and sale of our common stock and our Series C Preferred Stock from time to time through Wm. Smith & Co., as our exclusive sales manager pursuant to an “At The Market” sales agreement between the Company and Wm. Smith & Co. Sales of shares of our common stock, if any, by Wm. Smith & Co. will be made in privately negotiated transactions or in any method permitted by law deemed to be an “At The Market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the NYSE Amex or sales made through a market maker other than on an exchange.

We may issue additional Series C Preferred stock in the future, which could dilute our existing holders of our outstanding Series C Preferred Stock.

We have an effective shelf registration statement from which additional shares of our common stock and other securities can be issued in the future. In addition, we may also issue additional shares of our Series C Preferred Stock in connection with future acquisitions, future private placements of our securities for working capital purposes or for other business purposes.

Additionally, we are engaged in the issuance and sale of up to an additional $9,626,250 or approximately 535,050 shares (at $25.00 face value) of our Series C Preferred Stock from time to time through Wm. Smith & Co., as our exclusive sales manager. Sales of shares of our Series C Preferred Stock, if any, by Wm. Smith & Co. will be made in privately negotiated transactions or in any method permitted by law deemed to be an “At The Market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the NYSE Amex or sales made through a market maker other than on an exchange.

Because we have no plans to pay dividends on our common stock, stockholders must look solely to appreciation of our common stock to realize a gain on their investments.

We do not anticipate paying any dividends on our common stock in the foreseeable future.  We currently intend to retain future earnings, if any, to finance the expansion of our business.  Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities.  In addition, our Senior Credit Facility limits the payment of dividends without the prior written consent of the lenders.  Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment, which may not occur.

We are able to issue shares of preferred stock with greater liquidation and preference rights than our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our common shareholders.  Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights, or voting rights.  If we issue additional preferred stock, it may adversely affect the market price of our common stock.

Our assets are subject to liquidation preferences in favor of the holders of our Series B and Series C Preferred Stock, which will impact the rights of holders of our common stock if we liquidate.

On December 14, 2009, we issued and sold 214,950 shares of our Series C Preferred Stock. We have also issued and sold additional shares of Series C Preferred Stock pursuant to the “At The Market” sales agreement relating to the Series C Preferred. Pursuant to the Prospectus Supplement relating to such “At The Market” sales of Series C Preferred Stock filed January 6, 2010, we may sell an additional $9,626,250 or 535,050 shares (at $25.00 face value) of Series C Preferred Stock pursuant to such “At The Market” sales agreement. Under the Certificate of Designations of the Series C Preferred Stock, holders of the Series C Preferred Stock are entitled to receive the repayment of their original investment, together with any accrued but unpaid dividends, before any payment is made to holders of our common stock.

The 4,000,000 shares of Series B Preferred Stock issued as partial consideration for the Triad acquisition have an aggregate liquidation preference of $15 million, which pursuant to the Certificate of Designations for the Series B Preferred Stock, must be paid, together with any accrued but unpaid dividends, before any payment is made to holders of junior securities, including holders of common stock.

In addition to the ongoing “At The Market” offerings of shares of our common stock, and our Series C Preferred Stock described above, and the Series B Preferred Stock also described above, we may also seek to raise additional capital through the issuance of debt securities, preferred stock or other securities, and the holders of such securities may also have rights and preferences that are effectively senior to those of the holders of our common stock. The holders of our common stock might therefore receive nothing in liquidation, or receive much less than they would if there were no Series B, Series C or other Preferred Stock or other senior securities outstanding.

Our outstanding Warrants which are exercisable into our common stock, may be exercised, which would dilute our existing common stockholders.

Including the warrants referenced herein, we have outstanding 8,577,688 warrants exercisable into common stock of Magnum Hunter,  which expire at various times hereafter through 2012. Any such exercise will be dilutive to our existing shareholders.  Upon effectiveness of this registration statement, up to 5,499,032 shares of our common stock issuable upon exercise of warrants held by selling stockholders will be registered for public sale from time to time by the selling stockholders.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock and securities convertible into, or exchangeable for, shares of our common stock in the public markets and the issuance of shares of common stock and securities convertible into, or exchangeable for, shares of our common stock in future acquisitions.

Sales of a substantial number of shares of our common stock by us or by other parties in the public market, or the perception that such sales may occur could cause the market price of our common stock to decline. In addition, the sale of such shares in the public market could impair our ability to raise capital through the sale of common stock or securities convertible into or exercisable for, shares of common stock.

In addition, in the future, we may issue shares of our common stock and securities convertible into, or exchangeable for, shares of our common stock in furtherance of our acquisitions and development of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of the shares of common stock, depending on market conditions at the time of such an event, the price we pay, the value of the assets or business acquired and our success in exploiting the properties or integrating the businesses we acquire and other factors.

Our amended and restated certificate of incorporation, amended and restated bylaws, and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors, our Chairman and other executive officers, who collectively beneficially own more than 15% of the fully diluted outstanding shares of our common stock as of May 7, 2010.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of delaying or preventing a change of control of us and changes in our management. These provisions include the following:

•	the ability of our board of directors to issue shares of our common stock and preferred stock without stockholder approval;

•	the ability of our board of directors to make, alter, or repeal our bylaws without further stockholder approval;

•	the requirement for advance notice of director nominations to our board of directors and for proposing other matters to be acted upon at stockholder meetings;

•	the prohibition on stockholders taking action by written consent;

•	requiring that special meetings of stockholders be called only by our Chairman, by a majority of our board of directors, by our Chief Executive Officer or by our President; and

•	allowing our directors, and not our stockholders, to fill vacancies on the board of directors, including vacancies resulting from removal or enlargement of the board of directors.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us.

As of May 7, 2010, our board of directors and our other executive officers collectively owned approximately 18% of the outstanding shares of our common stock. Although this is not a majority of our outstanding common stock, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring stockholder approval, including the election and removal of directors, any proposed merger, consolidation, or sale of all or substantially all of our assets and other corporate transactions.

The provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law, and the concentrated ownership of our common stock by our Chairman and other executive officers, could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock.

Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business.

As of May 7, 2010 our outstanding indebtedness was approximately $62 million. Our substantial debt could have important adverse consequences for holders of our common stock, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our credit agreements;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, and other general corporate purposes may be impaired;

•	a significant portion of our cash flow is committed to payments on our indebtedness, which will reduce the funds available to us for other purposes, such as future capital expenditures;

•
we are more vulnerable to price fluctuations and to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited; and

•	our ability to capitalize on business opportunities, and to react to competitive pressures, as compared to others in our industry, may be limited.

Risks Related to Our Business

Future economic conditions in the U.S. and global markets may have a material adverse impact on our business and financial condition that we currently cannot predict.

The U.S. and other world economies are slowly recovering from the “Great Recession” which began in 2008 and has extended into 2009 and 2010. While economic growth has resumed, it remains modest and the timing of an economic recovery is uncertain. There are likely to be significant long-term effects resulting from the recession and credit market crisis, including a future global economic growth rate that is slower than what was experienced in recent years. Unemployment rates remain very high and businesses and consumer confidence levels have not yet fully recovered to pre-recession levels. In addition, more volatility may occur before a sustainable, yet lower, growth rate is achieved. Global economic growth drives demand for energy from all sources, including for oil and natural gas. A lower future economic growth rate will result in decreased demand for our crude oil and natural gas production as well as lower commodity prices, which will reduce our cash flows from operations and our profitability.

Volatility in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The prices we receive for our oil and natural gas production heavily influence our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities, and therefore their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been extremely volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our daily production, depend on numerous factors beyond our control. These factors include, but are not limited to, the following:

•	the current uncertainty in the global economy;

•	changes in global supply and demand for oil and natural gas;

•	the condition of the U.S. and global economy;

•	the actions of certain foreign countries;

•	the price and quantity of imports of foreign oil and natural gas (LNG);

•	political conditions, including embargoes, war or civil unrest in or affecting other oil producing activities of certain countries;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	production or pricing decisions made by the Organization of Petroleum Exporting Countries (“OPEC”);

•	weather conditions;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of oil and natural gas that we can produce economically in the future. The higher operating costs associated with many of our oil fields will make our profitability more sensitive to oil price declines. A sustained decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

We have limited experience in drilling wells to the Eagle Ford Shale, Marcellus Shale, and Bakken Shale and limited information regarding reserves and decline rates in the Eagle Ford Shale, Marcellus Shale and Bakken Shale. Wells drilled to the Eagle Ford Shale, Marcellus Shale and Bakken Shale are more expensive and more susceptible to mechanical problems in drilling and completion techniques than wells in the other conventional areas.

We have limited experience in the drilling and completion of Eagle Ford Shale, Marcellus Shale and Bakken Shale wells. As of December 31, 2009, the management members who joined the Company via the Triad acquisition have drilled 33 gross vertical wells and 30 net vertical wells to the Marcellus Shale. We have limited horizontal drilling and completion experience in the Eagle Ford Shale and Bakken Shale. Other operators in the Eagle Ford, Marcellus Shale and Bakken Shale plays may have significantly more experience in the drilling and completion of these wells, including the drilling and completion of horizontal wells. In addition, we have limited information with respect to the ultimate recoverable reserves and production decline rates. The wells drilled in the Eagle Ford Shale, Marcellus Shale and Bakken Shale are primarily horizontal and require more stimulation, which makes them more expensive to drill and complete. The wells will also be more susceptible to mechanical problems associated with the drilling and completion of the wells, such as casing collapse and lost equipment in the wellbore due to the length of the lateral portions of these unconventional wells. The fracturing of these shale formations will be more extensive and complicated than fracturing other geological formations in our other areas of operation.

If our access to oil and gas markets is restricted, it could negatively impact our production, our income and ultimately our ability to retain our mineral leases. Our ability to sell natural gas and/or receive market prices for our natural gas may be adversely affected by pipeline and gathering system capacity constraints.

Market conditions or the restriction in the availability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. Our productive properties may be located in areas with limited or no access to pipelines, thereby necessitating delivery by other means, such as trucking, or requiring compression facilities. Such restrictions on our ability to sell our oil or natural gas may have several adverse effects, including higher transportation costs, fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event we were unable to market and sustain production from a particular lease for an extended time, possibly causing us to lose a lease due to lack of production.

If drilling in the Eagle Ford Shale, Marcellus Shale and Bakken Shale areas proves to be successful, the amount of oil and natural gas being produced by us and others could exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available in these areas. If this occurs, it will be necessary for new pipelines and gathering systems to be built. Because of the current economic climate, certain pipeline projects that are planned for the Eagle Ford Shale, Marcellus Shale and Bakken Shale areas may not occur for lack of financing. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our gas to interstate pipelines. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than those quoted on NYMEX or than we currently project for these specific regions, which would adversely affect our results of operations.

A portion of our natural gas and oil production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

Certain federal income tax deductions currently available with respect to oil and natural gas exploration and development may be eliminated as a result of future legislation.

Among the changes contained in President Obama’s 2011 budget proposal released by the White House on February 1, 2010, is the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration and production companies. Such changes include, but are not limited to:

•	the repeal of the percentage depletion allowance for oil and gas properties;

•	the elimination of current deductions for intangible drilling and development costs;

•	the elimination of the deduction for certain U.S. production activities; and

•
an extension of the amortization period for certain geological and geophysical expenditures. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective.

The passage of any legislation as a result of the budget proposal, the Senate bill, or any other similar change in U.S. federal income tax law could eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development, and any such change could negatively affect our financial condition and results of operations.

We depend on a relatively small number of purchasers for a substantial portion of our revenue. The inability of one or more of our purchasers to meet their obligations may adversely affect our financial results.

We derive a significant amount of our revenue from a relatively small number of purchasers. Our inability to continue to provide services to key customers, if not offset by additional sales to our other customers, could adversely affect our financial condition and results of operations. These companies may not provide the same level of our revenue in the future for a variety of reasons, including their lack of funding, a strategic shift on their part in moving to different geographic areas in which we do not operate or our failure to meet their performance criteria. The loss of all or a significant part of this revenue would adversely affect our financial condition and results of operations.

Our results of operations and cash flow may be adversely affected by risks associated with our oil and gas financial derivative activities, and our oil and gas financial derivative activities may limit potential gains.

We have entered into, and we expect to enter into in the future, oil and gas financial derivative arrangements corresponding to a significant portion of our oil and natural gas production. Many derivative instruments that we employ require us to make cash payments to the extent the applicable index exceeds a predetermined price, thereby limiting our ability to realize the benefit of increases in oil and natural gas prices. During the twelve months ended December 31, 2009, we incurred realized gains of $5.4 million from our financial derivatives.

If our actual production and sales for any period are less than the corresponding volume of derivative contracts for that period (including reductions in production due to operational delays), or if we are unable to perform our activities as planned, we might be forced to satisfy all or a portion of our derivative obligations without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. In addition, our oil and gas financial derivative activities can result in substantial losses. Such losses could occur under various circumstances, including any circumstance in which a counterparty does not perform its obligations under the applicable derivative arrangement, the arrangement is imperfect or our derivative policies and procedures are not followed or do not work as planned. Under the terms of our senior credit facility with Bank of Montreal, the percentage of our total production volumes with respect to which we will be allowed to enter into derivative contracts is limited, and we therefore retain the risk of a price decrease for our remaining production volume.

If oil and natural gas prices decline, we may be required to take write-downs of the carrying values of our oil and natural gas properties, potentially triggering earlier-than-anticipated repayments of any outstanding debt obligations and negatively impacting the trading value of our securities.

There is a risk that we will be required to write down the carrying value of our oil and gas properties, which would reduce our earnings and stockholders’ equity. We account for our natural gas and crude oil exploration and development activities using the successful efforts method of accounting. Under this method, costs of productive exploratory wells, developmental dry holes and productive wells and undeveloped leases are capitalized. Oil and gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and gas leases are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. The capitalized costs of our oil and gas properties may not exceed the estimated future net cash flows from our properties. If capitalized costs exceed future cash flows, we write down the costs of the properties to our estimate of fair market value. Any such charge will not affect our cash flow from operating activities, but will reduce our earnings and stockholders’ equity.

Write downs could occur if oil and gas prices decline or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our drilling results. Because our properties currently serve, and will likely continue to serve, as collateral for advances under our existing and future credit facilities, a write-down in the carrying values of our properties could require us to repay debt earlier than we would otherwise be required. It is likely that the cumulative effect of a write-down could also negatively impact the value of our securities, including our common stock.

The application of the successful efforts method of accounting requires managerial judgment to determine the proper classification of wells designated as developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze and the determination that commercial reserves have been discovered requires both judgment and industry experience. Wells may be completed that are assumed to be productive but may actually deliver oil and gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. Wells are drilled that have targeted geologic structures that are both developmental and exploratory in nature, and an allocation of costs is required to properly account for the results. The evaluation of oil and gas leasehold acquisition costs requires judgment to estimate the fair value of these costs with reference to drilling activity in a given area.

We review our oil and gas properties for impairment annually or whenever events and circumstances indicate a decline in the recoverability of their carrying value. Once incurred, a write down of oil and gas properties is not reversible at a later date even if gas or oil prices subsequently increase. Given the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that would require us to record an impairment of the book values associated with oil and gas properties.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition and results of operations.

Our future success will depend on the success of our exploitation, exploration, development and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations.  Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves. Our costs of drilling, completing and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures could be materially and adversely affected by any factor that may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	unusual or unexpected geological formations;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment malfunctions, failures or accidents;

•	unexpected operational events and drilling conditions;

•	pipe or cement failures;

•	casing collapses;

•	lost or damaged oilfield drilling and service tools;

•	loss of drilling fluid circulation;

•	uncontrollable flows of oil, natural gas and fluids;

•	fires and natural disasters;

•	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	oil and natural gas property title problems; and

•	market limitations for oil and natural gas.

If any of these factors were to occur with respect to a particular field, we could lose all or a part of our investment in the field, or we could fail to realize the expected benefits from the field, either of which could materially and adversely affect our revenue and profitability.

Our proved reserves and related PV-10 as of December 31, 2009 have been reported under new SEC rules that went into effect on January 1, 2010. The estimates provided in accordance with the new SEC rules may change materially as a result of interpretive guidance that may be subsequently released by the SEC.

 We have included in this report certain estimates of our proved reserves and related PV-10 at December 31, 2009 as prepared consistent with our independent reserve engineers’ interpretations of the new SEC rules relating to disclosures of estimated natural gas and oil reserves. These new rules are effective for fiscal years ending on or after December 31, 2009. These newly adopted rules will require SEC reporting companies to prepare their reserve estimates using revised reserve definitions and revised pricing based on 12-month unweighted first-day-of-the-month average pricing. The SEC has not specifically reviewed our reserve estimates under the new rules and has released only limited interpretive guidance regarding reporting of reserve estimates under the new rules. Accordingly, while the estimates of our proved reserves and related PV-10 at December 31, 2009 included in this report have been prepared based on what we and our independent reserve engineers believe to be reasonable interpretations of the new SEC rules, those estimates could ultimately differ materially from any estimates we might prepare applying more specific SEC interpretive guidance.

We may be limited in our ability to book additional proved undeveloped reserves under the new SEC rules.

Another impact of the new SEC reserve rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. This new rule may limit our potential to book additional proved undeveloped reserves as we pursue our drilling program on our undeveloped properties.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.

Estimates of oil and natural gas reserves are inherently imprecise. The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves. To prepare our estimates, we must project production rates and the timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds for capital expenditures.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this report. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development activities, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.

Our prospects are in various stages of evaluation. There is no way to predict with certainty in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable, particularly in light of the current economic environment. The use of seismic data and other technologies, and the study of producing fields in the same area, will not enable us to know conclusively before drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercially viable quantities. Moreover, the analogies we draw from available data from other wells, more fully explored prospects or producing fields may not be applicable to our drilling prospects.

We cannot control activities on properties that we do not operate and are unable to control their proper operation and profitability.

We do not operate all of the properties in which we own an ownership interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, the operations of these non-operated properties. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interests could reduce our production, revenues and reserves. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors outside of our control, including the operator’s:

•	nature and timing of drilling and operational activities;

•	timing and amount of capital expenditures;

•	expertise and financial resources;

•	the approval of other participants in drilling wells; and

•	selection of suitable technology.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our business, financial condition and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending on reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations.

Our future acquisitions may yield revenue or production that varies significantly from our projections.

In acquiring producing properties, we will assess the recoverable reserves, future natural gas and oil prices, operating costs, potential liabilities and other factors relating to the properties. Our assessments are necessarily inexact, and their accuracy is inherently uncertain. Our review of a subject property in connection with our acquisition assessment will not reveal all existing or potential problems or permit us to become sufficiently familiar with the property to assess fully its deficiencies and capabilities. We may not inspect every well, and we may not be able to observe structural and environmental problems even when we do inspect a well or retain a third-party consultant. If problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of those problems. Any acquisition of property interests may not be economically successful, and unsuccessful acquisitions may have a material adverse effect on our financial condition and future results of operations.

Our development and exploration operations require substantial capital, and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our oil and natural gas reserves.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for, and development, production and acquisition of, oil and natural gas reserves. To date, we have financed capital expenditures primarily with proceeds from bank borrowings, cash generated by operations and preferred and common stock equity offerings. We intend to finance our capital expenditures with the sale of equity, asset sales, cash flow from operations and current and new financing arrangements with our banks. Our cash flow from operations and access to capital is subject to a number of variables, including:

•	our proved reserves;

•	the amount of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

If our revenues decrease as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may need to seek additional financing in the future. In addition, we may not be able to obtain debt or equity financing on terms favorable to us, or at all, depending on market conditions. The failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our oil and natural gas reserves. Also, our credit facility contains covenants that restrict our ability to, among other things, materially change our business, approve and distribute dividends, enter into certain transactions with affiliates, create or acquire additional subsidiaries, incur indebtedness, sell assets, make loans to others, make investments, enter into mergers, incur liens, and enter into agreements regarding swap and other derivative transactions.

Restrictive covenants in our senior credit facility may restrict our ability to pursue our business strategies.

The Restated Credit Agreement with our lenders contains certain negative covenants that among other things, restrict our ability to, with certain exceptions:

•	incur indebtedness;

•	grant liens;

•	make certain payments;

•	change the nature of our business;

•	dispose of all or substantially all of our assets or enter into mergers, consolidations or similar transactions;

•	make investments, loans or advances;

•	pay cash dividends, unless certain conditions are met and are subject to a “basket” of $2.5 million per year available for payment of dividends on preferred stock; and

•	enter into transactions with affiliates.

The Restated Credit Agreement with our lenders also requires the Company to satisfy certain affirmative financial covenants, including maintaining:

•	an EBITDAX to interest ratio of not less than 2.5 to 1.0;

•
a debt to EBITDAX ratio of not more than (a) 4.5 to 1.0 for the fiscal quarters ending March 31, 2010, June 30, 2010, and September 30, 2010, and (b) 4.0 to 1.0 for each fiscal quarter ending thereafter; and

•
a ratio of consolidated current assets to consolidated current liability of not less than 1.0 to 1.0. We are also required to enter into certain commodity price hedging agreements pursuant to the terms of the credit facilities.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants, alternative sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative financings could be obtained or, if obtained, would be on terms acceptable to us.

Our obligations under our Senior Credit Facility are secured by substantially all of our assets, and any failure to meet our debt obligations would adversely affect our business and financial condition.

PRC Williston LLC, our majority-owned subsidiary, Sharon Resources, Inc. and Triad Hunter, LLC, our wholly-owned subsidiaries, and our indirect wholly-owned subsidiary, Eureka Hunter Pipeline, LLC, have each guaranteed the performance of all of our obligations under the Senior Credit Facility, and we have collateralized our obligations under the Senior Credit Facility through our grant of a first priority security interest in our ownership interest in PRC Williston, LLC, Sharon Resources, Inc., Triad Hunter LLC, Eureka Hunter Pipeline, LLC and substantially all of our oil and gas properties, subject only to certain permitted liens.

Our ability to meet debt obligations under the Senior Credit Facility will depend on the future performance of our properties, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. Our failure to service this debt could result in a default under the credit facilities, which could result in the loss of our ownership interest in PRC Williston, LLC, Sharon Resources, Inc., Triad Hunter LLC, Eureka Hunter Pipeline LLC and our oil and gas assets and otherwise materially adversely affect our business, financial condition and results of operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.

We may, from time to time, encounter difficulty in obtaining, or an increase in the cost of securing, drilling rigs, equipment and supplies. In addition, larger producers may be more likely to secure access to such equipment by offering more lucrative terms. If we are unable to acquire access to such resources, or can obtain access only at higher prices, our ability to convert our reserves into cash flow could be delayed and the cost of producing those reserves could increase significantly, which would adversely affect our financial condition and results of operations.

We depend on pipelines owned by others to transport and sell our natural gas production. Disruption of, capacity constraints in, or proximity to pipeline systems could limit sales of our natural gas.

In many instances, we transport our natural gas to market by utilizing pipelines owned by others. If pipelines do not exist near our producing wells, if pipeline capacity is limited or if pipeline capacity is unexpectedly curtailed or disrupted, we may have to reduce sales of our production of gas because we do not have facilities to store excess inventory. If this occurs, our revenues will be reduced, and our unit costs will also increase. In addition, if pipeline gas quality requirements change for a pipeline, we might be required to install additional processing equipment, which could increase our costs. If this should occur, the pipeline could curtail our gas flows until the gas delivered to their pipeline is in compliance.

New technologies may cause our current exploration and drilling methods to become obsolete.

The oil and gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. One or more of the technologies that we currently use or that we may implement in the future may become obsolete. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations, and we may not have enough insurance to cover all of the risks that we may ultimately face.

We maintain insurance coverage against some, but not all, potential losses to protect against the risks we foresee. We do not carry business interruption insurance. We may elect not to carry certain types or amounts of insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, it is not possible to insure fully against pollution and environmental risks.

We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition and results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapses;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us. If a significant accident or other event occurs and is not fully covered by insurance, then that accident or other event could adversely affect our financial condition, results of operations and cash flows.

We have completed several recent acquisitions, and there is no assurance that we will be able to satisfy our contractual and financial obligations thereunder.

In mid-2009 we acquired Sharon Resources, Inc. in a stock acquisition and increased our ownership interest in the East Chalkley field in Louisiana. More significantly, in February 2010, we closed the Triad acquisition and in doing so incurred certain significant contractual and financial obligations, including our commitments under the Senior Credit Facility and with respect to the Series B Preferred Stock issued to Triad and the Series C Preferred non-convertible Stock that represented a portion of the acquisition financing, and other contractual obligations with respect to the ongoing operations of Triad.

Although we have consummated the Triad transaction, there is no assurance we will be able to have sufficient equity capital or borrowing capacity to operate the acquired assets post-closing. There is also no assurance that we can successfully assimilate Triad’s properties, operations and personnel into our organization.

We do not have a significant operating history and, as a result, there is a limited amount of information about us on which to make an investment decision.

In July 2005, we acquired our initial exploratory drilling prospects, and in November 2005 we commenced drilling activities. In December 2005, we commenced production from our first oil and gas prospects, and in February 2006 we received our first revenues from oil and gas production. In February 2007 we acquired a 43% average working interest in 15 producing oil fields and approximately 150 producing wells located in the Williston Basin in North Dakota at which point we began to receive revenue from associated oil and gas production. Since that time, we have expanded secondary recovery operations in the Williston Basin properties in anticipation of drilling additional producing wells in the future. Beginning in 2007 to present, we have actively participated with Approach Resources Corporation in the drilling of approximately 100 wells located in Crockett County, Texas. Beginning in the last quarter 2008, we participated with Goodrich Petroleum Corporation in five successful wells located in Nacogdoches County, Texas. On September 30, 2009, we acquired Sharon Resources, Inc., a wholly-owned subsidiary of Calgary based Sharon Energy Ltd., bringing an inventory of drilling projects in addition to three exploration and evaluation professionals. In addition, on September 14, 2009, we entered into a Purchase and Sale Agreement with Centurion to acquire for $1.7 million all of Centurion’s ownership interest in the East Chalkley Unit in Cameron Parish, Louisiana. This property acquisition was completed on October 15, 2009 and is operated by our Company. Our Triad acquisition recently closed on February 12, 2010, and as a result, there is limited information upon which to assess our ability to operate successfully the acquired assets. Accordingly, there is little operating history upon which to judge our business strategy, our management team or our current operations.

We have a history of losses and cannot assure you that we will be profitable in the foreseeable future.

Since we entered the oil and gas business in April 2005, through December 31, 2009, we have incurred a cumulative net loss from operations of $27.3 million. If we fail to generate profits from our operations, we will not be able to sustain our business. We may never report profitable operations or generate sufficient revenue to maintain our company as a going concern.

The acquisition and integration of the Triad operating interests and other assets may divert management from other important business activities. This diversion, together with other difficulties in integrating Triad’s business and properties, may have a material adverse effect on our business, financial condition and results of operations.

The difficulties and demands of integrating Triad’s assets and businesses into our Company may divert management attention from other important business activities. In addition to entering into new business activities, as a result of the Triad acquisition, we now operate in new geographic markets and are subject to additional and unfamiliar legal and regulatory requirements. Compliance with such regulatory requirements may impose substantial additional obligations on us and our management, cause us to expend additional time and resources in compliance activities and increase our exposure to penalties or fines for non-compliance with such additional legal requirements. The demands of integrating an acquired business could have a material adverse effect on our business, financial condition and results of operations.

We have limited management and staff and will be dependent upon partnering arrangements.

Prior to the Triad acquisition, we had 18 employees, including our nine officers. As a result of the Triad acquisition the Company and its affiliates, including Triad Hunter LLC, had approximately 139 total employees as of May 7, 2010. Despite this increase in employment, we expect that we will continue to require the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental and tax services. We will also pursue alliances with partners in the areas of geological and geophysical services and prospect generation, evaluation and prospect leasing. Our dependence on third party consultants and service providers creates a number of risks, including but not limited to:

•	the possibility that such third parties may not be available to us as and when needed; and

•	the risk that we may not be able to properly control the timing and quality of work conducted with respect to our projects.

If we experience significant delays in obtaining the services of such third parties or poor performance by such parties, our results of operations and stock price will be materially adversely affected.

Our business may suffer if we lose key personnel.

Our operations depend on the continuing efforts of our executive officers and senior management. Our business or prospects could be adversely affected if any of these persons does not continue in their management role with us and we are unable to attract and retain qualified replacements. Additionally, we do not carry key person insurance for any of our executive officers or senior management.

We are subject to complex laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

The exploration, development, production and sale of oil and natural gas are subject to extensive federal, state, and local laws and regulations. Such regulation includes requirements for permits to drill and to conduct other operations and for provision of financial assurances (such as bonds) covering drilling and well operations. Other activities subject to regulation are:

•	the location and spacing of wells;

•	the unitization and pooling of properties;

•	the method of drilling and completing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells;

•	the disposal of fluids used or other wastes generated in connection with our drilling operations;

•	the marketing, transportation and reporting of production; and

•	the valuation and payment of royalties.

Under these laws, we could be subject to claims for personal injury or property damages, including natural resource damages, which may result from the impact of our operations. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs of compliance. Any such liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on our financial condition and results of operations.

We must obtain governmental permits and approvals for our drilling operations, which can be a costly and time consuming process, which may result in delays and restrictions on our operations.

Regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of our exploration or production operations. For example, we are often required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that proposed exploration for or production of natural gas or oil may have on the environment. Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements that restrict our ability to conduct our operations or to do so profitably.

Our operations expose us to substantial costs and liabilities with respect to environmental matters.

Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations governing the release of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with our drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory or remedial obligations or injunctive relief. Under existing environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether the release resulted from our operations, or our operations were in compliance with all applicable laws at the time they were performed. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our competitive position, financial condition and results of operations.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Congress is currently considering legislation to amend the federal Safe Drinking Water Act to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Hydraulic fracturing is an important and commonly used process in the completion of unconventional oil and natural gas wells in shale formations. This process involves the injection of water, sand and chemicals under pressure into rock formations to stimulate production. Sponsors of two companion bills, which are currently pending in the House Energy and Commerce Committee and the Senate Committee on Environment and Public Works Committee have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, this legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs and could result in additional regulatory burdens. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult and more expensive to complete new wells in shale formations and increase our costs of compliance and doing business.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil, natural gas and NGLs that we produce.

A variety of regulatory developments, proposals or requirements and legislative initiatives have been introduced in the United States that are focused on restricting the emission of carbon dioxide, methane and other greenhouse gases. On June 26, 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009, or ACESA, which would establish an economy-wide cap-and-trade program to reduce emissions of greenhouse gases in the United States, including carbon dioxide and methane. The U.S. Senate has begun work on its own legislation for controlling and reducing greenhouse gas emissions in the United States. Although it is not possible at this time to predict whether or when the Senate may act on climate change legislation, how any bill passed by the Senate would be reconciled with ACESA, or how federal legislation may be reconciled with state and regional requirements, any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the oil, natural gas and NGLs that we produce.

In 2007, the U.S. Supreme Court held in Massachusetts, et al. v. EPA that greenhouse gas emissions may be regulated as an “air pollutant” under the federal Clean Air Act. On December 15, 2009, the U.S. Environmental Protection Agency, or EPA, officially published its findings that emissions of carbon dioxide, methane and other “greenhouse gases” present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In late September 2009, the EPA also proposed two sets of regulations in anticipation of finalizing its findings that would require a reduction in emissions of greenhouse gases from motor vehicles and that could also lead to the imposition of greenhouse gas emission limitations in Clean Air Act permits for certain stationary sources. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010.

Although it is not possible at this time to predict whether proposed legislation or regulations will be adopted as initially written, if at all, or how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions. Any additional costs or operating restrictions associated with legislation or regulations regarding greenhouse gas emissions could have a material adverse effect on our business, financial condition and results of operation. In addition, these developments could curtail the demand for fossil fuels such as oil and gas in areas of the world where our customers operate and thus adversely affect demand for our products and services, which may in turn adversely affect our future results of operations.

The adoption of derivatives legislation by Congress and related regulations could have an adverse impact on our ability to hedge risks associated with our business.

The U.S. Congress is currently considering legislation to increase the regulatory oversight of the over-the-counter derivatives markets in order to promote more transparency in those markets, and impose restrictions on certain derivatives transactions, which could affect the use of derivatives in hedging transactions. ACESA contains provisions that would prohibit private energy commodity derivative and hedging transactions. ACESA would expand the power of the Commodity Futures Trading Commission (CFTC) to regulate derivative transactions related to energy commodities, including oil and natural gas, and to mandate clearance of such derivative contracts through registered derivative clearing organizations. Under ACESA, the CFTC’s expanded authority over energy derivatives would terminate upon the adoption of general legislation covering derivative regulatory reform. The Chairman of the CFTC has announced that the CFTC intends to conduct hearings to determine whether to set limits on trading and positions in commodities with finite supply, particularly energy commodities, such as crude oil, natural gas and other energy products. The CFTC also is evaluating whether position limits should be applied consistently across all markets and participants. In addition, the Treasury Department recently has indicated that it intends to propose legislation to subject all OTC derivative dealers and all other major OTC derivative market participants to substantial supervision and regulation, including by imposing conservative capital and margin requirements and strong business conduct standards. Derivative contracts that are not cleared through central clearinghouses and exchanges may be subject to substantially higher capital and margin requirements. Although it is not possible at this time to predict whether or when Congress may act on derivatives legislation or how any climate change bill approved by the Senate would be reconciled with ACESA, any new laws or regulations in this area may result in increased costs and cash collateral requirements for the types of oil and gas derivative instruments we use to hedge and otherwise manage our financial risks related to swings in oil and gas commodity prices. Any legislative changes may impose additional restrictions on our trading and commodity positions, and could have an adverse effect on our ability to hedge risks associated with our business and on the cost of our hedging activity.

 Competition in the oil and natural gas industry is intense, which may adversely affect our ability to compete.

We operate in a highly competitive environment for acquiring properties, exploiting mineral leases, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING INFORMATION STATEMENTS

This prospectus and the documents we incorporate by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Exchange Act. These forward looking statements include, among others, statements, estimates and assumptions relating to our business and growth strategies, our oil and gas reserve estimates, our ability to successfully and economically explore for and develop oil and gas resources, our exploration and development prospects, future inventories, projects and programs, expectations relating to availability and costs of drilling rigs and field services, anticipated trends in our business or industry, our future results of operations, our liquidity and ability to finance our exploration and development activities, market conditions in the oil and gas industry and the impact of environmental and other governmental regulation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “could”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “project”, “pursue”, “plan” or “continue” or the negative thereof or variations thereon or similar terminology.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties. Factors that may cause our actual results, performance, or achievements to be materially different from those anticipated in forward-looking statements include, among others, the following:

•	adverse economic conditions in the United States and globally;

•	difficult and adverse conditions in the domestic and global capital and credit markets;

•	changes in domestic and global demand for oil and natural gas;

•	volatility in the prices we receive for our oil and natural gas;

•	the effects of government regulation, permitting, and other legal requirements;

•	future developments with respect to the quality of our properties, including, among other things, the existence of reserves in economic quantities;

•	uncertainties about the estimates of our oil and natural gas reserves;

•	our ability to increase our production and oil and natural gas income through exploration and development;

•	our ability to successfully apply horizontal drilling techniques and tertiary recovery methods;

•	the number of well locations to be drilled, the cost to drill, and the time frame within which they will be drilled;

•	drilling and operating risks;

•	the availability of equipment, such as drilling rigs and transportation pipelines;

•	changes in our drilling plans and related budgets;

•	the adequacy of our capital resources and liquidity including, but not limited to, access to additional borrowing capacity;

•	other factors discussed under “Risk Factors” in this document.

These factors are in addition to the risks described in the “Risk Factors” section of this document. Most of these factors are difficult to anticipate and beyond our control. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on forward-looking statements, contained herein, which speak only as of the date of this document. Other unknown or unpredictable factors may cause actual results to differ materially from those projected by the forward-looking statements. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. We urge readers to review and consider disclosures we make in this and other materials that discuss factors germane to our business. See in particular our reports on Forms 10-K, 10-Q, and 8-K subsequently filed from time to time with the Securities and Exchange Commission.

All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

PLAN OF DISTRIBUTION

The shares being registered may be acquired by the selling stockholder upon exercise of the Warrants to purchase shares of our common stock.  The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, or who acquire common stock upon exercise of the Warrants received from a selling stockholder, may from time to time sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through agreements between broker-dealers and the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

SELLING STOCKHOLDERS

All of the shares of common stock registered for sale pursuant to this prospectus are shares issuable upon the exercise of the Warrants owned by the selling stockholders.

Certain of the selling stockholders acquired their  $2.00 Warrants  during the fourth quarter of 2005 in connection with a private placement (the “2005 Private Placement”) of 5,334,300 units (the “2005 Units”) each consisting of one share of our common stock and a warrant to purchase an additional share of our common stock at an exercise price of $2.00 per share. The $2.00 Warrants are exercisable at any time until the close of business on November 21, 2010. The 2005 Units were sold at a price of $1.00 per Unit. In connection with the 2005 Private Placement, we engaged Energy Capital Solutions LP, to act as a placement agent in addition to using certain finders. We issued to Energy Capital Solutions, LP and these finders a total of 441,350 $2.00 Warrants as compensation for such services. We issued an additional 25,000 $2.00 Warrants as consideration for an asset purchase in 2005.

The $2.50 Warrants were acquired by certain of the selling stockholders pursuant to a Securities Purchase and Registration Rights Agreement, dated November 5, 2009, between us and the selling stockholders (the “2009Securities Purchase Agreement”).  Pursuant to the 2009 Securities Purchase Agreement, we issued and sold, for gross proceeds of approximately $3.8 million, an aggregate of 2,289,910 shares of common stock together with one-fifth of a warrant to purchase one share of common stock.  The $2.50 Warrants are exercisable at any time following June 12, 2010 until the close of business on November 5, 2012.  The $2.50 Warrants may also be redeemed by us, upon notice to the holder of the Warrant, for $0.01 per share of common stock underlying the $2.50 Warrant if (i) a registration statement for the shares of common stock underlying the warrants is effective and (ii) the average trading price of our common stock as traded or quoted on the NYSE Amex equals or exceeds $3.75 per share for at least 20 days in any period of 30 consecutive days.  The purchase price per share of common stock sold in the offering to non-affiliate investors was 90% of the volume weighted average price of our common stock on the NYSE Amex for the five consecutive trading days ending on November 4, 2009, or $1.64 per share.  The purchase price per share of common stock sold in the offering to affiliates was the closing price of our common stock on November 4, 2009, or $1.73 per share.

This prospectus relates only to sales of shares of our common stock upon exercise of the Warrants and does not cover sales of any of the Warrants themselves.

The following table sets forth information with respect to the selling stockholders and the shares of common stock beneficially owned by the selling stockholders including shares that may be offered under this prospectus.  The information is based on information provided by or on behalf of the selling stockholders to us and is as of the date of this prospectus.  Because the selling stockholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of this offering.  For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling stockholders.

Except as noted in the footnotes to the table below, no selling stockholder has held any position or office or had any material relationship with us or any of our predecessors or affiliates within the past three years.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering(1)	Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After the Offering (2)	Percentage of Common Stock Beneficially Owned After the Offering (2) (3)
Aaron Shrira	750,000	100,000	850,000	1.41%
Al Kau	330,000	12,000	342,000	0.57%
Alan L. Freeman	-	10,000	10,000	0.02%
Andy and Carol Vickery	-	50,000	50,000	0.08%
Barrett Hall(32)	63,400	10,000	73,400	0.12%
Ben P. Britten	40,000	40,000	80,000	0.13%
Bo Burgin	-	20,000	20,000	0.03%
Bonanza Master Fund, Ltd.(1)	-	2,000,000	2,000,000	3.31%
Brian Aungst	14,000	50,000	64,000	0.11%
Brianna Yadgir	-	1,000	1,000	0.00%
Bryant Investment Corporation(2)	10,000	2,000	12,000	0.02%
Candies Family Investments, LLC(30)	332,435	100,000	432,435	0.72%
Cascata Long/Short Fund, LP(4)	70,000	70,000	140,000	0.23%
David Belew	25,000	38,750	63,750	0.11%
Dickey P. Triche	25,000	25,000	50,000	0.08%
Donald L. Kirkendall(5)	255,000	60,000	315,000	0.52%
Donald R. Stevens	-	50,000	50,000	0.08%
Edward A. McCarthy	-	100,000	100,000	0.17%
Eric Ashworth	-	25,000	25,000	0.04%
Esperanza Energy Partners, LLC	-	5,000	5,000	0.01%
Gary E. Bryant(31)	2,000,000	50,000	2,050,000	3.40%
Gary L. Hall (6)	157,800	10,000	167,800	0.28%
Gregory C. Hall	20,000	20,000	40,000	0.07%
Hall Consulting Company Inc. (6)	-	10,000	10,000	0.02%
Hall Equities Inc. (6)	-	10,000	10,000	0.02%
Hall Family Trust (6)	-	10,000	10,000	0.02%
Hall Interests Inc. (6)	-	10,000	10,000	0.02%
Hall Partners LP (6)	-	10,000	10,000	0.02%
Hall SouthWest Business Ventures, LP(7)	1,244,975	60,000	1,304,975	2.16%
Harry Lee Stout (17)	25,000	25,000	50,000	0.08%
Harvey Bryant	50,000	1,150	51,150	0.08%
Harvey Paffenroth Profit Sharing Plan(15)	-	50,000	50,000	0.08%
Houston Explorer Group, L.P.(6)	100,000	30,000	130,000	0.22%
James B. Riha Sr.	-	1,500	1,500	0.00%
James C. Yadgir	650,000	972,000	1,622,000	2.69%
James Ray Cratty	20,000	20,000	40,000	0.07%
Jerry Novakowski	-	2,000	2,000	0.00%
Jill McDonald Pavlas	25,000	25,000	50,000	0.08%
Jiunn Ping Tan and Tao Guan	-	25,000	25,000	0.04%

John J Mitchell (12)	35,700	5,000	40,700	0.07%
Julian M. Gomez and Gloria L. Gomez	25	10,000	10,025	0.02%
Kiowa Oil Company(31)	562,000	25,000	587,000	0.97%
L. Zachary Landry	-	100,000	100,000	0.17%
La Esperanza Oil & Gas, LLC	-	10,000	10,000	0.02%
Linda C. Richardson	99,000	100,000	199,000	0.33%
Litke Family Living Trust(10)	4,000	25,000	29,000	0.05%
Marijo Moody	-	2,000	2,000	0.00%
Mark S. Vankiersbilck	-	40,000	40,000	0.07%
Melissa Arnold	-	1,000	1,000	0.00%
Michael J. Minik	-	5,000	5,000	0.01%
Miriam Kay Nixon	-	37,500	37,500	0.06%
Nancy L. Shockey	-	5,000	5,000	0.01%
Ollabelle Hall (8)	157,800	10,000	167,800	0.28%
Patel Family Trust	-	1,000	1,000	0.00%
Phillip Plant	10,000	10,000	20,000	0.03%
Ralph S. O'Connor	25,000	25,150	50,150	0.08%
Richard H. Everett, III	12,500	25,000	37,500	0.06%
Roger M. Burkholder Enterprises, Inc. (16)	-	5,000	5,000	0.01%
Ronald A. Orrico	52,500	10,000	62,500	0.10%
Ruth Cummings	-	1,000	1,000	0.00%
Samantha Yadgir	-	1,000	1,000	0.00%
Sarah Hall Mitchell (13)	28,800	5,000	33,800	0.06%
Scott & Joell Hamersly JTWROS	163,856	50,000	213,856	0.35%
Stan Caplan	75,000	75,000	150,000	0.25%
Steve Patterson	-	5,000	5,000	0.01%
Suzanne V. Bryant (3)	2,000,000	50,000	2,050,000	3.40%
Ugly Soap Company, LLC	-	25,000	25,000	0.04%
Ulrich Family Limited Partnership(18)	45,000	50,000	95,000	0.16%
V. Michael McGuire(11)	5,000	10,000	15,000	0.02%
Valerie A. Hall (9)	-	10,000	10,000	0.02%
Wade Cardin Family Trust	-	25,000	25,000	0.04%
Wayne Hamersly	-	60,000	60,000	0.10%
Wayne P. Hall (7)	2,271,450	10,000	2,281,450	3.78%
William Rinn	100,000	100,000	200,000	0.33%
William & Kaye Garrison (John)	-	2,000	2,000	0.00%
Anegada Master Fund, Ltd. (24)	3,701,070	34,160	3,735,230	6.19%
Bryan Clement	-	6,097	6,097	0.01%
Candies Family Investments, LLC (30)	332,435	30,487	362,922	0.60%
Gary C. Evans (19)	2,836,705	17,341	2,854,046	4.73%
Gary L. Hall (6)	157,800	11,560	169,360	0.28%
Gerald W. Bolfing	30,000	6,097	36,097	0.06%
H. C. Ferguson, III (20)	14,450	2,890	17,340	0.03%
Heather Trust (26)	-	24,390	24,390	0.04%
J. Raleigh Bailes, Sr. (21)	28,900	5,780	34,680	0.06%
James C. Yadgir	650,000	12,195	662,195	1.10%
Jeff Swanson (22)	29,950	2,890	32,840	0.05%
Joe L. McClaugherty (23)	411,298	2,890	414,188	0.69%
John H. Trescot, Jr.	20,000	3,048	23,048	0.04%
Leigh Trescot	-	18,292	18,292	0.03%
Magnus J. Arceneaux, III	-	6,097	6,097	0.01%
Nashuk Partners, L.P. (24)	3,701,070	37,000	3,738,070	6.19%
Perugia Investments, L.P. (25)	1,307,800	11,560	1,319,360	2.19%
The Cuttyhunk Master Portfolio (24)	3,701,070	110,000	3,811,070	6.31%
Tonga Partners OP, L.P. (24)	3,701,070	22,600	3,723,670	6.17%
Tonga Partners, L. P. (24)	3,701,070	78,000	3,779,070	6.26%
W. W. Gay	-	3,048	3,048	0.01%
Wayne P. Hall (7)	2,271,450	11,560	2,283,010	3.78%

(1)	Bernay Box is the manager of the selling stockholder
(2)	Harvey S. Bryant is the manager of the selling stockholder
(3)	Suzanne Bryant holds warrants as custodian for Joseph Grimes, John Kerr, Carsen Jones, Cade Jones,
(4)	Chris D. Cuzalina is the manager of the selling stockholder
(5)	Donald L. Kirkendall is an employee of the Company, served as Vice President and a member of our board of directors from 2006 to June 2009.
(6)	Gary L. Hall is the manager/trustee of the selling stockholder. Mr. Gary Hall serves on our board of directors
(7)	Wayne Hall is the manager of the selling stockholder. Mr. Hall served as CEO and President of the company and currently serves on our board of directors.
(8)	Ollabelle Hall is the spouse of Gary L. Hall, a member of our board of directors.
(9)	Valerie Hall is the spouse of Wayne Hall, a member of our board of directors.
(10)	Gene R. Litke and M. Joyce Litke are the trustees of the selling stockholder.
(11)	Mr. McGuire is a broker-dealer.
(12)	John J. Mitchell is the son-in-law of our vice-chairman of the board, Mr. Wayne Hall.
(13)	Sarah Hall Mitchell is the daughter of our vice-chairman of the board, Mr. Wayne Hall.
(15)	Harvey C. Paffenroth is the trustee of the selling stockholder.
(16)	Roger M. Burkholder is the manager of the selling stockholder.
(17)	Harry Stout served as a former chief financial officer of the company.
(18)	Kurt W. Steinmann is the manager of the selling stockholder.
(19)	Gary C. Evans is currently the chairman of the board and chief executive officer of the company.
(20)	H.C. Ferguson, III is currently an employee of the company, serving as executive vice president.
(21)	J. Raleigh Bailes, Jr. serves on our board of directors.
(22)	Jeff Swanson serves on our board of directors.
(23)	Joe L. McClaugherty serves on our board of directors.
(24)	J. Carlo Cannell is the manager of the selling stockholder
(25)	Ronald D. Ormand is the manager of the selling stockholder. Mr. Ormand currently serves as our chief financial officer and serves on our board of directors.
(26)	Michael D. Starcher is the trustee of the selling stockholder.
(27)	Gregory Carlin is the manager of the selling stockholder
(28)	Brian Black is the manager of the selling stockholder
(29)
J. Russell Weinberg is manager of the selling stockholder. Several partners of ECS Capital Management are employees of Energy Capital Solutions, LP, an NASD member broker-dealer. Warrants were issued as compensation for investment banking services to the Company.

(30)	Phillip M. Plant is manager of the selling stockholder
(31)
Gary Bryant is the manager of the selling stockholder. Mr. Bryant served as our chief executive officer and a member of our board of directors from May 2003 to April 2005. Mr. Bryant holds warrants as custodian for Chase Palm, Preston Palm, Brent Zechiel

(32)	Barrett Hall is an employee of Magnum Hunter and son of our vice chairman of the board, Wayne Hall.

(1)           Under this prospectus, the selling stockholders may offer all or some portion of the common stock issuable upon exercise of the Warrants.  No estimate can be given as to the number of shares of our common stock that will be held by any selling stockholder upon termination of any sales.  We refer you to the information under the heading “Plan of Distribution.”  For purposes of this table, we have assumed that, after completion of the offering, none of the shares of common stock covered by this prospectus will be held by the selling stockholders.

(2)           Percentage ownership is based on 60,362,679 shares of common stock outstanding as of May 7, 2010.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Bond & Smyser LLP.

EXPERTS

The financial statements of Magnum Hunter Resources Corporation incorporated into this prospectus and elsewhere in this registration statement by reference from our Annual Report on Form 10-K for the year ended December 31, 2009, as amended,  have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.  The financial statements of Triad Energy Corporation incorporated  into this prospectus and elsewhere in this registration statement by reference from our Form 8-K, filed on February 16, 2010, as amended,  have been audited by Appalachian Basin CPAs, Inc., independent auditors of Triad Energy Corporation, as stated in their report, which is incorporated by reference herein and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Certain estimates of proved oil and gas reserves for us included or incorporated by reference herein were based upon engineering reports prepared by Cawley, Gillespie & Associates and DeGolyer and MacNaughton, each independent petroleum consultants.  These estimates are included herein in reliance on the authority of such firms as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

Additional information regarding the Company and our securities discussed in this prospectus, including our annual, quarterly, and current reports and any proxy statements, may be accessed through the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Our public filings with the SEC are also available to the public on the SEC’s Internet website at www.sec.gov. Our Internet website address is www.MagnumHunterResources.com.

We furnish holders of our common stock with annual reports containing audited financial statements prepared in accordance with accounting principles generally accepted in the United States following the end of each fiscal year.  We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.

Descriptions in this prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents.  For complete copies of those documents, please refer to the exhibits to documents filed by us with the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus.  The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering of the common stock covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	our Annual Report on Form 10-K and 10-K/A for the year ended December 31, 2009,

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

•
our Current Reports on Form 8-K filed with the SEC on March 20, 2009, March 30, 2009, May 28, 2009, July 14, 2009, July 23, 2009, August 19, 2009, September 15, 2009, October 5, 2009, October 19, 2009, October 29, 2009, November 6, 2009, November 12, 2009, November 13, 2009, November 16, 2009, November 27, 2009, November 30, 2009, December 11, 2009, January 6, 2010, January 28, 2010, February 16, 2010, as amended, February 19, 2010, March 15, 2010, and April 30, 2010.

•
the description of our common stock set forth in our registration statement on Form S-3, filed with the SEC on September 16, 2009 (File No. 333-161937), and any amendment or report filed for the purpose of updating such description; and

•	all filings we make with the SEC pursuant to the Exchange Act after the date of this prospectus and before the termination of this offering.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference).  Requests for such copies should be directed to:

Magnum Hunter Resources Corporation
Attn: Corporate Secretary
777 Post Oak Blvd. Suite 910
Houston, Texas 77056
(832) 369-6986

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses to be incurred by the Company in connection with the registration of the securities being registered under this registration statement.  Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous fees and expenses
Total	$

Item 15. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, we have included in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions.  In addition, our amended and restated certificate of incorporation and bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we may, but are not required to, advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

The indemnifying provisions contained in our certificate of incorporation and bylaws are in addition to any other right that a person may have or acquire under any statute, bylaw, resolution of stockholders or directors or otherwise.  We maintain directors and officers liability insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors and officers or arising out of such status.

Item 16. Exhibits.

See the Exhibit Index on page II-6, which is incorporated into this registration statement by reference.

Item 17. Undertakings.

A.           The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.
to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) above do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	(a)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus related, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

ii.
If we are subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

B.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on May 11, 2010.

MAGNUM HUNTER RESOURCES CORPORATION By: /s/ Gary C. Evans Gary C. Evans, Chairman & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary C. Evans and Ronald Ormand, and each or either one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gary C. Evans Gary C. Evans	Chairman of the Board & Chief Executive Officer	May 11, 2010

/s/ Ronald D. Ormand Ronald D. Ormand	Chief Financial Officer, Executive Vice President and Director	May 11, 2010
//s/ Wayne P. Hall Wayne P. Hall /s/ David S. Krueger David S. Krueger	Vice Chairman of the Board Chief Accounting Officer	May 11, 2010 May 11, 2010
/s/ J. Raleigh Bailes, Sr. J. Raleigh Bailes, Sr.	Director	May 11, 2010
/s/ Brad Bynum Brad Bynum	Director	May 11, 2010
/s/ Gary L. Hall Gary L. Hall	Director	May 11, 2010
/s/ Joe L. McClaugherty Joe L. McClaugherty	Director	May 11, 2010
/s/ Steven A. Pfeifer Steven A. Pfeifer	Director	May 11, 2010
/s/ Jeff Swanson Jeff Swanson	Director	May 11, 2010

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Asset Purchase Agreement, dated as of October 28, 2009 (incorporated by reference to Magnum Hunter Resources Corporation’s Current Report on Form 8-K filed on October 29, 2009)

4.1	Certificate of Incorporation of the Registrant, as amended (incorporated by reference from Petro Resource Corporation’s Registration Statement on Form SB-2 filed on March 21, 2006)

4.1.1
Certificate of Amendment to Certificate of Incorporation of the Registrant dated May 10, 2007 (incorporated by reference from Petro Resources Corporation’s Quarterly Report on Form 10-QSB filed on August 14, 2007)

4.1.2
Certificate of Designations of 10.25% Series C Cumulative Perpetual Preferred Stock (incorporated by reference from Magnum Hunter Resource Corporation’s Current Report on Form 8-K filed on December 11, 2009)

4.2	Amended and Restated Bylaws of the Registrant dated April 14, 2006 (incorporated by reference from Petro Resource Corporation’s Registration Statement on Form SB-2 filed on March 21, 2006)

4.2.1	Amendment to Bylaws of the Registrant (incorporated by reference from Petro Resource Corporation’s Amendment No. 1 to Registration Statement on Form SB-2 filed on June 9, 2006)

4.2.2
Amendment to Bylaws of the Registrant dated October 12, 2006 (incorporated by reference from Petro Resources Corporation’s Amendment No. 1 to Registration Statement on Form SB-2 filed on September 21, 2007)

4.4
Form of Securities Purchase and Registration Rights Agreement, dated November 5, 2009, by and among Magnum Hunter Resources Corporation and certain selling stockholders (incorporated by reference from Magnum Hunter Resources Corporation’s Current Report on Form 8-K filed on November 6, 2009)

4.5	Form of $2.50 Warrant issued by Magnum Hunter Resources Corporation to certain selling stockholders in November 2009

4.6	Form of $2.00 Warrant issued to certain selling stockholders in 2005 (incorporated by reference from Petro Resources Corporation’s Registration Statement on Form SB-2 filed on March 21, 2006)

5.1	Opinion of Bond & Smyser L.L.P.*

23.1	Consent of Hein and Associates, LLC Independent Registered Public Accounting Firm

23.2	Consent of Cawley Gillespie & Associates, Inc.

23.3	Consent of DeGolyer & MacNaughton

23.4	Consent of Appalachian Basin CPAs, Inc.

23.5	Consent of Maline and Bailey, LLC Independent Registered Public Accounting Firm

24.1*	Powers of Attorney
______________________
*To be filed by pre effective amendment.